April 27, 2007

VIA EDGAR Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Attention:	Jennifer Hardy, Legal Branch Chief Brigitte Lippmann, Staff Attorney

Re:	Stifel Financial Corp.

Preliminary Schedule 14A

Filed on March 7, 2007

File No. 0-09305

Dear Ms. Hardy and Ms. Lippmann:

This letter sets forth the responses of Stifel Financial Corp., a Delaware corporation (“Stifel”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 16, 2007 (the “Comment Letter”), with respect to the above-referenced filing (the “proxy statement”).

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter, followed by the response. This letter and Stifel’s amended proxy statement on Schedule 14A (the “Revised Proxy Statement”) are being filed with the Commission electronically today.

In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with:

•	one clean courtesy copy of the Revised Proxy Statement (the “clean copy”); and
•	one copy of the Revised Proxy Statement marked to show changes from the last filing (the “marked copy”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold, followed by the corresponding response. Defined terms used in this response letter and defined in the proxy statement are used in this response letter as defined in the proxy statement, unless otherwise defined in this response letter.

Securities and Exchange Commission

April 27, 2007

General

1.	Please submit on EDGAR a letter executed by the company that contains the Tandy language.

Response: Stifel has executed a letter with the Tandy language. We have attached a copy of that letter hereto and submitted it via Edgar and facsimile.

2.	We note your response to comment 3 in our letter dated February 23, 2007. However, we are referring to the Form 8-K for Item 5.02 filed on May 16, 2006, which was dated May 9, 2006. Please advise.

Response: We believe that Stifel remains S-3 eligible because Stifel was not required to file the Form 8-K for Item 5.02 that was filed on May 16, 2006. As stated in the May 16, 2006 Form 8-K, Stifel board member Walter F. Imhoff did not stand for re-election due to the Company’s mandatory retirement age for the board of directors. Accordingly, the Company did not nominate Mr. Imhoff for reelection. Because Mr. Imhoff’s retirement at the annual meeting was in accordance with the Company’s mandatory retirement age, we believe he did not “refuse to stand for reelection” or communicate to the Company a decision to retire within the meaning of Item 5.02. Therefore, we believe that, consistent with Item 5.02 and Questions 24 and 25 of the Division of Corporate Finance’s “Current Report on Form 8-K Frequently Asked Questions” dated November 23, 2004, Mr. Imhoff was neither “removed,” nor did he “refuse to stand for re-election”, and as a result, disclosure on Form 8-K was not required following the annual meeting, and Stifel was therefore not late with the filing. Accordingly, we believe that Stifel has maintained its S-3 eligibility.

3.

We note your response to comment 4 in our letter dated February 23, 2007. However, the facts in your situation fall squarely in the example set forth in Note A to Schedule 14A, in part because shareholders did not get to vote on the merger. Therefore, please revise to include all information required by Items 11, 13 and 14 of Schedule 14A.

Response: We have revised the proxy statement in response to the Staff’s comment on pages 2-3, 12-19, 23-24 and 32-39 of the Revised Proxy Statement.

4.

We reissue comment 5 in our letter dated February 23, 2007. Please disclose whether or not you received any report or appraisal regarding the acquisition of Ryan Beck. If so, please provide the information required by Item 14(b)(6) of Schedule 14A. We note the disclosure in your press release that Citigroup Corporate and Investment Banking acted as exclusive financial advisor to Stifel Financial in connection with the transaction.

Response: We have revised the proxy statement in response to the Staff’s comment on pages 12-19 of the Revised Proxy Statement.

Securities and Exchange Commission

April 27, 2007

Proposal 1, page 9

Background, page 9

5.

We note your response to comment 12 in our letter dated February 23, 2007. However, we do not see your disclosure in the filing. Please clarify the relationship of the optionholders to the merger parties.

Response: We have revised the proxy statement in response to the Staff’s comment on page 21 of the Revised Proxy Statement.

* * * *

If you have any questions regarding any of the responses, please feel free to call me at 314-259-2447 or my colleague Scott Jarboe at 314-259-2367.

Respectfully submitted,

/s/ Robert J. Endicott

Robert J. Endicott

Enclosures

cc:	Ronald J. Kruszewski
David Minnick
James L. Nouss, Jr.
Scott T. Jarboe

[LETTERHEAD OF STIFEL FINANCIAL CORP.]

April 27, 2007

VIA EDGAR Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Attention:	Jennifer Hardy, Legal Branch Chief

Brigitte Lippmann, Staff Attorney

Re:	Stifel Financial Corp.

Preliminary Schedule 14A

Filed on January 29, 2007

File No. 0-09305

Dear Ms. Hardy and Ms. Lippmann:

This letter relates to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 23, 2007 (the “Comment Letter”), with respect to the above-referenced filing (the “proxy statement”). In accordance with your request in the Comment Letter, Stifel Financial Corp., a Delaware corporation (“Stifel”) acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Stifel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Stifel Financial Corp.

/s/Ronald J. Kruszewski

Name:	Ronald J. Kruszewski
Title:	President and Chief Executive Officer